General Municipal
Money Market Fund

SEMIANNUAL REPORT May 31, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General Municipal Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did General Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced annualized yields of 2.67% for Class A shares, 2.27% for Class B shares and 2.27% for E*TRADE Class shares. Taking into account the effects of compounding, the fund's Class A, Class B and E*TRADE Class shares produced annualized effective yields of 2.71%, 2.30% and 2.30%, respectively.[1]

Tax-exempt money market yields continued to rise in a growing U.S. economy as the Federal Reserve Board (the "Fed") increased short-term interest rates four times during the reporting period.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality, municipal money market instruments from issuers throughout the United States and its territories that provide income exempt from federal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Although inflationary pressures in the U.S. economy appeared to remain benign at the end of 2005, the first five months of 2006 saw inflation-related concerns intensify when first quarter GDP posted a strong 5.3% annualized growth rate, prices of industrial commodities rose and energy prices surged to record highs. In its ongoing effort to forestall an acceleration of inflation, the Fed continued to raise short-term interest rates at each of four meetings of its Federal Open Market Committee, driving the overnight federal funds rate to 5% by the reporting period's end.

Yields of tax-exempt securities rose along with the federal funds rate, reaching their highest levels since May 2001. However, early in the reporting period, yields of shorter-dated money market instruments tended to rise more sharply than longer-dated securities, substantially reducing the difference in the yields provided by tax-exempt securities with maturities between six months and three years.

With less need among municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the volume of newly issued money market securities fell compared to the same period one year earlier. This decrease in the supply of tax-exempt money market instruments was met by robust investor demand, putting downward pressure on yields. In fact, because of narrow yield differences in the six-month to three-year range, many investors who typically focus on municipal notes and bonds turned to shorter-term tax-exempt money market instruments. The rise in yields piqued investor interest and, by the end of the reporting period, assets in tax-exempt money market funds industry-wide had risen to record levels.

Many money market fund managers responded to these fundamental and technical forces by reducing their funds' weighted average maturities, which, on average, reached the lowest levels in history. We focused on municipal securities with maturities between one and six months in order to avoid low yields from variable-rate demand notes, on which yields are reset daily or weekly, while keeping funds available for higher-yielding instruments as they became available. We found what we believed to be relatively attractive income opportunities from tax-exempt commercial paper, municipal notes and seasoned bonds with fairly short maturities. We attempted to "ladder" the fund's holdings within the one- to six-month maturity range to protect its yield while ensuring that cash would be available for redemptions and new investments.

What is the fund's current strategy?

Although at least one more rate hike appears likely before the Fed pauses to assess the impact of its monetary policy on the economy and inflation, we believe that short-term interest rates are unlikely to rise substantially above current levels. In addition, we expect issuance volume to increase during the summer when a number of states and municipalities traditionally come to market. Therefore, as soon as we become convinced that interest rates have peaked, we are prepared to extend the fund's weighted average maturity in an attempt to lock in high current yields.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B and E*TRADE Class shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.21% and an annualized effective yield of 2.23%, and the fund's E*TRADE Class shares would have produced an annualized yield of 2.22% and an annualized effective yield of 2.24%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Municipal Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 2.91	$ 5.01	$ 5.01
Ending value (after expenses)	$1,013.40	$1,011.40	$1,011.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 2.92	$ 5.04	$ 5.04
Ending value (after expenses)	$1,022.04	$1,019.95	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .58% for Class A shares, 1.00% for Class B shares and 1.00% for E*TRADE Class shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Short-Term Investments−99.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−.9%				
Birmingham Industrial Development Board, SWDR (American Cast Iron Co. Project) (LOC; Southtrust Bank)	3.58	6/7/06	3,825,000 [a]	3,825,000
Health Care Authority for Baptist Health, Revenue (UAB Health System) (LOC; Amsouth Bank)	3.25	6/7/06	4,700,000 [a]	4,700,000
The Industrial Development Board of the City of Fultondale, IDR (Melsur Corp. Project) (LOC; Amsouth Bank)	3.62	6/7/06	3,390,000 [a]	3,390,000
Troy Health Care Authority, Sarha Lease Revenue (Southeast Alabama Rural Health) (LOC; Regions Bank)	3.54	6/7/06	2,570,000 [a]	2,570,000
Arizona−1.8%				
Maricopa County Industrial Development Authority, MFHR, Refunding (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.53	6/7/06	8,200,000 [a]	8,200,000
Roaring Fork Municipal Products LLC (Pima County Industrial Development Authority) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.62	6/7/06	10,000,000 [a,b]	10,000,000
Roaring Fork Municipal Products LLC, Revenue (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.67	6/7/06	10,625,000 [a,b]	10,625,000
Arkansas−.4%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.55	6/7/06	6,675,000 [a]	6,675,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California−3.0%				
Access to Loans for Learning Student Loan Corporation, Student Loan Revenue (LOC; State Street Bank and Trust Co.)	3.50	6/7/06	10,200,000 [a]	10,200,000
California, RAN	4.50	6/30/06	10,000,000	10,011,688
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Comerica Bank)	3.32	6/7/06	8,250,000 [a]	8,250,000
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.57	6/7/06	18,217,362 [a,b]	18,217,362
Colorado−2.6%				
City and County of Denver, Airport Revenue (Insured; FSA and Liquidity Facility; Merrill Lynch)	3.55	6/7/06	1,340,000 [a,b]	1,340,000
City and County of Denver, MFHR (Liquidity Facility; Merrill Lynch)	3.60	6/7/06	5,915,000 [a,b]	5,915,000
Colorado Educational and Cultural Facilities Authority, Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.55	6/7/06	5,000,000 [a]	5,000,000
Lafayette Exempla Improvement District, Special Assessment Revenue, Refunding (LOC; U.S. Bank NA)	3.48	6/7/06	3,125,000 [a]	3,125,000
Lakewood Housing Authority, MFHR (Ridgemoor Apartments Project) (Insured; FNMA)	3.53	6/7/06	7,750,000 [a]	7,750,000
Lower Colorado River Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	3.44	7/13/06	8,500,000	8,500,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.54	6/7/06	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
District of Columbia−3.9%				
Bank of New York Municipal Certificates Trust (GIC; Trinity Plus Funding Co. and Liquidity Facility; The Bank of New York)	3.59	6/7/06	24,219,500 [a,b]	24,219,500
Bank of New York Municipal Certificates Trust, Revenue (GIC; Trinity Plus Funding Co. and Liquidity Facility; The Bank of New York)	3.59	6/7/06	20,000,000 [a,b]	20,000,000
District of Columbia Housing Finance Agency, MFHR (Liquidity Facility; Goldman Sachs and LOC; IXIS Corporate and Investment Bank)	3.60	6/7/06	2,125,000 [a,b]	2,125,000
District of Columbia Water and Sewer Authority, Public Utility Revenue (Merlots Program) (Insured; FSA and LOC; Wachovia Bank)	3.49	6/7/06	5,380,000 [a,b]	5,380,000
Metropolitan Washington Airports Authority, CP (LOC; Bank of America)	3.65	9/14/06	9,500,000	9,500,000
Florida−3.1%				
Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.54	6/7/06	2,970,000 [a,b]	2,970,000
Beacon Tradeport Community Development District, Special Assessment Revenue (Insured; Radian Bank and Liquidity Facility; Merrill Lynch)	3.52	6/7/06	8,250,000 [a,b]	8,250,000
Dade County Industrial Development Authority, IDR (Spectrum Programs Inc. Project) (LOC; Bank of America)	3.52	6/7/06	395,000 [a]	395,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida Higher Educational Facilities Financing Authority, Revenue (Saint Thomas University Project) (LOC; SunTrust Bank)	3.59	6/1/06	8,495,000 [a]	8,495,000
Greater Orlando Aviation Authority, Airport Facilities Revenue (Insured; FSA and Liquidity Facility; SunTrust Bank)	3.25	6/7/06	8,000,000 [a]	8,000,000
Gulf Breeze Healthcare Facilities, Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.69	6/7/06	3,470,000 [a]	3,470,000
Hillsborough County Housing Finance Authority, MFHR (Claymore Crossings Apartment) (LOC; Citibank NA)	3.26	6/7/06	1,000,000 [a]	1,000,000
Jacksonville Economic Development Commission, Special Facility Airport Revenue (Holland Sheltair Group) (LOC; Bank of America)	3.52	6/7/06	1,000,000 [a]	1,000,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) (LOC; Bank of America)	3.52	6/7/06	3,200,000 [a]	3,200,000
Sarasota County Health Facilities Authority, Health Care Facilities Revenue (Bay Village of Sarasota, Inc. Project) (LOC; Bank of America)	3.52	6/7/06	1,200,000 [a]	1,200,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.65	7/11/06	11,000,000	11,000,000
Georgia—6.8%				
Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	3.47	6/7/06	23,000,000 [a]	23,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Atlanta Urban Residential Finance Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; IXIS Corporate and Investment Bank)	3.60	6/7/06	15,995,000 a,b	15,995,000
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartment) (LOC; Regions Bank)	3.54	6/7/06	5,000,000 a	5,000,000
Burke County Development Authority, PCR, CP (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	3.50	6/16/06	15,425,000	15,425,000
Canton Housing Authority, MFHR (Alberta Ridgewalk Apartments Project) (LOC; Amsouth Bank)	3.55	6/7/06	7,500,000 a	7,500,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.53	6/7/06	3,300,000 a	3,300,000
Municipal Electric Authority of Georgia, CP (LOC: Bayerische Landesbank, Wachovia Bank and Westdeutsche Landesbank)	3.45	6/12/06	3,000,000	3,000,000
Roswell Housing Authority, MFHR (Park Ridge Apartments Project) (Insured; FNMA)	3.54	6/7/06	8,200,000 a	8,200,000
Savannah Economic Development Authority, Industrial Revenue (Home Depot Project) (LOC; SunTrust Bank)	3.51	6/7/06	5,000,000 a	5,000,000
Savannah Housing Authority, MFHR (Bradley Pointe Apartments Project) (LOC; Key Bank)	3.53	6/7/06	3,500,000 a	3,500,000
Willacoochee Development Authority, PCR (Langboard Inc. Project) (LOC; SunTrust Bank)	3.52	6/7/06	17,000,000 a	17,000,000

Short-Term Investments **(continued)**	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Hawaii−1.6%					
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Electric Light Company, Inc. Projects) (Insured; XLCA and Liquidity Facility; Merrill Lynch)	3.54	6/7/06	2,500,000	a,b	2,500,000
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	3.30	6/7/06	14,500,000	a	14,500,000
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Company and LOC; Goldman Sachs Group)	3.53	6/7/06	8,000,000	a,b	8,000,000
Idaho−.6%					
Idaho Housing and Finance Association, SFMR (Liquidity Facility; Lloyds TSB Bank PLC)	3.33	6/7/06	10,000,000	a	10,000,000
Illinois−4.4%					
Chicago Board of Education, GO (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	3.48	6/7/06	15,000,000	a	15,000,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	3.54	6/7/06	8,000,000	a	8,000,000
Cook County, GO Notes (Merlots Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.51	6/7/06	3,570,000	a,b	3,570,000
Elgin, College and University Revenue (Judson College Project) (LOC; Bank One)	3.70	6/7/06	600,000	a	600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	3.54	6/7/06	4,100,000 [a]	4,100,000
Illinois Development Finance Authority, IDR (Wisconsin Tool Project) (LOC; Bank One)	3.58	6/7/06	3,990,000 [a]	3,990,000
Illinois Development Finance Authority, SWDR (Waste Management Inc. Project) (LOC; Wachovia Bank)	3.52	6/7/06	7,000,000 [a]	7,000,000
Illinois Educational Facilities Authority, College and University Revenue (Aurora University) (LOC; Fifth Third Bank)	3.30	6/7/06	4,000,000 [a]	4,000,000
Roaring Fork Municipal Products LLC, Revenue (Insured; FSA and Liquidity Facility; The Bank of New York)	3.62	6/7/06	10,320,000 [a,b]	10,320,000
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.55	6/7/06	12,300,000 [a,b]	12,300,000
Indiana−.8%				
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	3.53	6/7/06	5,500,000 [a]	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.54	6/7/06	1,065,000 [a,b]	1,065,000
Indianapolis Local Public Improvement Bond Bank, Notes	4.50	7/6/06	5,825,000	5,831,863
Iowa−1.8%				
Iowa Finance Authority, SFMR (Liquidity Facility; Wells Fargo Bank)	3.50	6/7/06	9,670,000 [a]	9,670,000
Iowa Finance Authority, Wellness Facility Revenue (Community YMCA Marshalltown Project) (LOC; Bank of America)	3.52	6/7/06	11,395,000 [a]	11,395,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Iowa (continued)				
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project)	3.35	6/7/06	7,000,000 [a]	7,000,000
Kansas−1.8%				
Kansas Development Finance Authority, MFHR (Delaware Highlands) (LOC; FHLB)	3.57	6/7/06	2,500,000 [a]	2,500,000
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	3.46	6/7/06	5,000,000 [a]	5,000,000
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.61	6/7/06	6,000,000 [a]	6,000,000
Olathe, Health Facilities Revenue (Olathe Medical Center) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.58	6/1/06	15,650,000 [a]	15,650,000
Kentucky−3.5%				
Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA)	3.49	6/7/06	8,700,000 [a]	8,700,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC) (LOC; Deutsche Postbank)	3.55	6/7/06	34,200,000 [a]	34,200,000
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.56	6/7/06	2,200,000 [a]	2,200,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services Inc. Project) (LOC; Bank One)	3.59	6/7/06	6,100,000 [a]	6,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky (continued)				
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.44	10/1/06	3,000,000	3,000,000
Lexington-Fayette Urban County Government, IDR (YMCA Central Kentucky Inc. Project) (LOC; Bank One)	3.30	6/7/06	1,700,000 [a]	1,700,000
Louisiana—2.6%				
Jefferson Parish Home Mortgage Authority, SFMR (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.36	6/7/06	2,920,000 [a,b]	2,920,000
Jefferson Parish Home Mortgage Authority, SFMR (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.36	6/7/06	3,550,000 [a,b]	3,550,000
Louisiana Local Government Environmental Facilities and Community Development Authority, College and University Revenue (Northwestern State University Student Housing) (LOC; Regions Bank)	3.55	6/7/06	2,750,000 [a]	2,750,000
Louisiana Public Facilities Authority, College and University Revenue (Tiger Athletic Foundation Project) (LOC; Hibernia Bank)	3.47	6/7/06	6,075,000 [a]	6,075,000
Louisiana Public Facilities Authority, College and University Revenue (Tiger Athletic Foundation Project) (LOC; Hibernia Bank)	3.48	6/7/06	14,735,000 [a]	14,735,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	3.70	6/7/06	1,700,000 [a]	1,700,000
New Orleans, Sewerage Service, BAN	2.99	7/26/06	9,000,000	9,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maine—.3%				
Maine Housing Authority, General Housing Revenue (GIC; Rabobank International and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	6/7/06	5,510,000 a,b	5,510,000
Maryland—1.0%				
Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.57	6/7/06	9,400,000 a	9,400,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.72	6/7/06	3,400,000 a	3,400,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.57	6/7/06	3,665,000 a	3,665,000
Massachusetts—2.5%				
Concord, GO Notes, BAN	3.97	9/28/06	10,000,000	10,023,600
Massachusetts Development Finance Agency, College and University Revenue (Wentworth Institute of Technology) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.55	6/7/06	11,300,000 a	11,300,000
Massachusetts Development Finance Agency, Revenue (Edgewood Retirement) (LOC; Bank of America)	3.30	6/7/06	5,700,000 a	5,700,000
Massachusetts Health and Educational Facilities Authority, Revenue, CP (Harvard University)	3.60	6/12/06	10,000,000	10,000,000
Pembroke, GO Notes, BAN	3.96	8/3/06	3,000,000	3,003,562
Michigan—3.0%				
Garden City Hospital Finance Authority, HR (Garden City Hospital Obligation) (LOC; National City Bank)	3.48	6/7/06	400,000 a	400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Jackson County Economic Development Corporation, College and University Revenue (Spring Arbor College Project) (LOC; Comerica Bank)	3.54	6/7/06	400,000 [a]	400,000
Michigan, COP (New Center Development Inc.) (Insured; MBIA)	5.14	9/1/06	4,645,000	4,668,386
Michigan, GO Notes	4.44	9/29/06	10,000,000	10,041,008
Michigan Hospital Finance Authority, Revenues (Healthcare Equipment Loan Program) (LOC; ABN-AMRO)	3.26	6/7/06	4,000,000 [a]	4,000,000
Michigan Housing Development Authority, LOR (Laurel Valley) (LOC; Bank One)	3.55	6/7/06	1,100,000 [a]	1,100,000
Michigan Municipal Bond Authority, Revenue (LOC; JPMorgan Chase Bank)	3.98	8/18/06	23,700,000	23,742,474
Michigan Strategic Fund, LOR (D&R Paint Co. Project) (LOC; Fifth Third Bank)	3.56	6/7/06	2,765,000 [a]	2,765,000
Michigan Strategic Fund, LOR (Hope Network Project) (LOC; National City Bank)	3.63	6/7/06	505,000 [a]	505,000
Minnesota–.7%				
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.62	6/7/06	7,965,000 [a,b]	7,965,000
Saint Paul Housing and Redevelopment Authority, MFHR (Hampden Square Apartments) (LOC; FNMA)	3.66	6/7/06	2,840,000 [a]	2,840,000
Mississippi–1.6%				
Medical Center Educational Building Corporation, Revenue (Pediatric and Research Facilities Project) (Insured; AMBAC and Liquidity Facility; Bank One)	3.47	6/7/06	6,700,000 [a]	6,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mississippi (continued)				
Mississippi Business Finance Corporation, IDR (Bruce Furniture Industries Project) (LOC; Wachovia Bank)	3.58	6/7/06	3,500,000 [a]	3,500,000
Mississippi Development Bank, Special Obligation Revenue (MSLoan Program-DeSoto County Convention Center Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.50	6/7/06	14,660,000 [a]	14,660,000
Missouri—.2%				
Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	3.60	6/7/06	3,805,000 [a]	3,805,000
Montana—.2%				
Montana Facility Finance Authority, Revenue (Mission Ridge Project) (LOC; ABN-AMRO)	3.49	6/7/06	2,400,000 [a]	2,400,000
Nevada—2.1%				
Clark County, IDR (Southwest Gas Corp. Project) (LOC; Bank of America)	3.30	6/7/06	6,000,000 [a]	6,000,000
Nevada Housing Division, Multiple-Unit Housing Revenue (Silverado Ranch) (Insured; FNMA)	3.50	6/7/06	6,710,000 [a]	6,710,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.54	6/7/06	8,140,000 [a,b]	8,140,000
Washoe County, Gas Facilities Revenue (Insured; MBIA and Liquidity Facility; Lehman Liquidity LLC)	3.36	6/7/06	11,975,000 [a,b]	11,975,000
New Hampshire—.4%				
New Hampshire Business Finance Authority, Revenue (Valley Regional Hospital) (LOC; The Bank of New York)	3.50	6/7/06	6,600,000 [a]	6,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire (continued)				
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.56	6/7/06	470,000 [a,b]	470,000
New Mexico—.6%				
New Mexico Housing Authority, Region III, MFHR (Cottonwood Apartments Project)	3.50	9/29/06	9,000,000	9,000,000
New York—.5%				
New York State Urban Development Corporation, Correctional and Youth Facilities Service Revenue (Liquidity Facility; Merrill Lynch)	3.52	6/7/06	7,375,000 [a,b]	7,375,000
North Carolina—1.4%				
Cleveland County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue (Curtiss-Wright Flight System) (LOC; Bank of America)	3.52	6/7/06	8,400,000 [a]	8,400,000
North Carolina State Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	3.52	6/7/06	10,000,000 [a]	10,000,000
Robeson County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue (CB System LLC Project) (LOC; Wachovia Bank)	3.58	6/7/06	4,000,000 [a]	4,000,000
Ohio—2.2%				
Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	3.52	6/7/06	2,000,000 [a]	2,000,000
Cleveland-Cuyahoga County Port Authority, Educational Facility Revenue (Laurel School Project) (LOC; Key Bank)	3.54	6/7/06	3,585,000 [a]	3,585,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Cuyahoga Community College District, Revenue (Insured; AMBAC and Liquidity Facility; Key Bank)	3.49	6/7/06	4,800,000 [a]	4,800,000
Grove City, Multi-Family Housing and Mortgage Revenue (Regency Arms Apartments) (LOC; FNMA)	3.52	6/7/06	2,470,000 [a]	2,470,000
Hamilton County, EDR (Taft Museum Project) (LOC; Fifth Third Bank)	3.49	6/7/06	5,235,000 [a]	5,235,000
Hamilton County, Hospital Facilities Revenue (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.56	6/7/06	10,000,000 [a,b]	10,000,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.56	6/7/06	2,330,000 [a]	2,330,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.56	6/7/06	2,000,000 [a]	2,000,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.56	6/7/06	500,000 [a]	500,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	3.70	6/7/06	1,130,000 [a]	1,130,000
Oklahoma—1.5%				
Muskogee Medical Center Authority, Revenue (LOC; Bank of America)	3.52	6/7/06	4,850,000 [a]	4,850,000
Oklahoma Student Loan Authority, Student Loan Revenue (Student Loan Bonds and Notes) (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	3.25	6/7/06	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma (continued)				
Payne County Economic Development Authority, Student Housing Revenue (Osuf Phase 3 Student Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.49	6/7/06	8,500,000 [a]	8,500,000
Oregon−2.0%				
Oregon, Homeowner Revenue (GIC; Trinity Fund Corporation and Liquidity Facility; Lloyds TSB Bank PLC)	3.52	6/7/06	9,930,000 [a,b]	9,930,000
Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.49	6/7/06	4,800,000 [a]	4,800,000
Portland Housing Authority, Revenue (New Columbia-Cecelia Project) (LOC; Bank of America)	3.52	6/7/06	5,250,000 [a]	5,250,000
Roaring Fork Municipal Products LLC, Revenue (Insured; FGIC and Liquidity Facility; The Bank of New York)	3.62	6/7/06	7,750,000 [a,b]	7,750,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.59	6/7/06	3,995,000 [a]	3,995,000
Pennsylvania−12.8%				
Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	3.72	6/1/06	3,700,000 [a]	3,700,000
Berks County Industrial Development Authority, Industrial Revenue (EJB Paving and Materials) (LOC; Wachovia Bank)	3.63	6/7/06	945,000 [a]	945,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.53	6/7/06	2,600,000 [a]	2,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.50	6/7/06	20,000,000 [a]	20,000,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.29	6/7/06	15,925,000 [a]	15,925,000
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.52	6/7/06	4,335,000 [a]	4,335,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.50	6/7/06	25,000,000 [a]	25,000,000
Delaware County Authority, Revenue (White Horse Village Project) (LOC; Citizens Bank of Pennsylvania)	3.60	6/1/06	3,200,000 [a]	3,200,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.58	6/7/06	12,120,000 [a]	12,120,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.23	6/7/06	12,000,000 [a]	12,000,000
Emmaus General Authority, Local Government Revenue (LOC; Goldman Sachs and Co.)	3.23	6/7/06	19,900,000 [a]	19,900,000
Emmaus General Authority, Revenue (LOC; DEPFA Bank PLC)	3.23	6/7/06	22,900,000 [a]	22,900,000
Emmaus General Authority, Revenue (LOC; Goldman Sachs and Co.)	3.23	6/7/06	13,075,000 [a]	13,075,000
Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.52	6/7/06	14,520,000 [a]	14,520,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Lancaster County Hospital Authority, Senior Living Facilities Revenue (QuarryVille Presbyterian) (LOC; M&T Bank)	3.49	6/7/06	12,200,000 [a]	12,200,000
Langhorne Manor Borough Higher Education Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) (Insured; Radian Bank and Liquidity Facility; Citizens Bank of Pennsylvania)	3.56	6/1/06	4,070,000 [a]	4,070,000
Pennsylvania Housing Finance Agency, SFMR (Liquidity Facility; DEPFA Bank PLC)	3.22	6/7/06	5,000,000 [a]	5,000,000
Philadelphia Authority for Industrial Development, Healthcare Facility Revenue (Greater Philidelphia Health Action Project) (LOC; Commerce Bank)	3.50	6/7/06	1,400,000 [a]	1,400,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.50	6/7/06	9,800,000 [a]	9,800,000
Rhode Island—.2%				
Rhode Island Industrial Facilities Corporation, IDR (Cooley Inc. Project) (LOC; Citizens Bank of Rhode Island)	3.29	6/1/06	2,750,000 [a]	2,750,000
South Carolina—.9%				
Kershaw County School District, GO Notes, BAN	2.98	7/14/06	4,500,000	4,500,000
South Carolina Jobs-Economic Development Authority, EDR (Virtual Image Technology) (LOC; Royal Bank of Canada)	3.52	6/7/06	4,500,000 [a]	4,500,000
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.54	6/7/06	5,565,000 [a,b]	5,565,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee−8.6%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.48	6/7/06	4,045,000 [a]	4,045,000
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.58	6/1/06	18,000,000 [a]	18,000,000
Johnson City Health and Educational Facilities Board, HR (Liquidity Facility; Merrill Lynch)	3.54	6/7/06	10,000,000 [a,b]	10,000,000
Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.54	6/7/06	8,100,000 [a,b]	8,100,000
Memphis, Electric System Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	14,000,000 [a,b]	14,000,000
Metropolitan Government of Nashville and Davidson County Industrial Development Board, Revenue (Nashville Public Radio Project) (LOC; Fifth Third Bank)	3.49	6/7/06	4,850,000 [a]	4,850,000
Oak Ridge Industrial Development Board, Industrial Revenue (Oak Ridge Universities) (LOC; Allied Irish Bank)	3.50	6/7/06	4,655,000 [a]	4,655,000
Sevier County Public Building Authority, Revenue (Local Government Public Improvement) (Insured; AMBAC and Liquidity Facility; Landesbank Hessen−Thuringen Girozentrale)	3.48	6/7/06	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				
Shelby County, GO (Public Improvement and School) (LOC: California State Teachers Retirement and State Street Bank and Trust Co.)	3.50	6/7/06	10,000,000 a	10,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.52	6/7/06	52,725,000 a,b	52,725,000
Texas—6.7%				
Crawford Education Facilities Corporation, Education Revenue (Woodlands Academy Preparatory School) (LOC; U.S. Bank NA)	3.52	6/7/06	4,240,000 a	4,240,000
Harris County Housing Finance Corporation, MFHR (Wellington Park Apartments) (Insured; FNMA)	3.53	6/7/06	5,500,000 a	5,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	9/7/06	15,000,000	15,000,000
Houston Industrial Development Corporation, Industrial Revenue (Aero Houston Project) (LOC; Bank One)	3.60	6/7/06	4,850,000 a	4,850,000
Red River Education Finance Corporation, Higher Education Revenue (Texas Christian University Project)	3.25	6/7/06	10,000,000 a	10,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Greens) (GIC; AIG Funding Inc.)	3.74	6/7/06	4,310,000 a,b	4,310,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.74	6/7/06	7,000,000 a,b	7,000,000
San Antonio, Water System Revenue, CP (Liquidity Facility; Bank of America)	3.60	9/6/06	20,000,000	20,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas, GO, Refunding (College Student Loan) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.80	6/7/06	11,000,000 [a]	11,000,000
Texas, TRAN	4.50	8/31/06	10,000,000	10,035,108
Texas Department of Housing and Community Affairs, MFHR (Saint Augustine Estate) (LOC; JPMorgan Chase Bank)	3.53	6/7/06	7,650,000 [a]	7,650,000
Victory Street Public Facility Corporation, MFHR (Uvalde Ranch Apartments) (LOC; Bank of America)	3.56	6/7/06	6,650,000 [a]	6,650,000
Vermont−.2%				
Vermont Student Assistance Corporation, Student Loan Revenue (LOC; State Street Bank and Trust Co.)	3.75	6/7/06	3,500,000 [a]	3,500,000
Virginia−1.8%				
Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	3.57	6/7/06	3,835,000 [a]	3,835,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) (LOC; JPMorgan Chase Bank)	3.52	6/7/06	4,500,000 [a]	4,500,000
Morgan Keegan Municipal Products Inc., Revenue (Liquidity Facility; BNP Paribas)	3.57	6/7/06	20,000,000 [a,b]	20,000,000
Washington−3.3%				
Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.56	6/7/06	6,985,000 [a,b]	6,985,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Washington (continued)				
Port of Seattle, Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.54	6/7/06	5,455,000 a,b	5,455,000
Seattle Housing Authority, Revenue (High Point Project Phase I) (LOC; Bank of America)	3.54	6/7/06	4,300,000 a	4,300,000
Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	3.51	6/7/06	8,995,000 a,b	8,995,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.29	6/7/06	5,790,000 a	5,790,000
Washington Housing Finance Commission, MFHR (Avalon Ridge Apartments Project) (Collateralized; FNMA)	3.30	6/7/06	10,000,000 a	10,000,000
Washington Housing Finance Commission, MFHR (Cambridge Apartments Project) (LOC; U.S. Bank NA)	3.56	6/7/06	10,120,000 a	10,120,000
West Virginia–.2%				
Pendleton County, IDR (Greer Steel Project) (LOC; PNC Bank)	3.55	6/7/06	400,000 a	400,000
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.59	6/7/06	2,800,000 a	2,800,000
Wisconsin–1.9%				
Nekoosa School District, GO, BAN	3.67	10/1/06	7,500,000	7,505,693
Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.60	6/7/06	5,300,000 a	5,300,000
West Allis, Revenue (State Fair Park Exposition) (LOC; U.S. Bank NA)	3.50	6/7/06	6,200,000 a	6,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic) (LOC; Marshall and Ilsley Bank)	3.50	6/7/06	11,500,000 a	11,500,000
Wyoming−2.9%				
Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; Royal Bank of Canada)	3.50	11/30/06	27,300,000	27,300,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.50	11/30/06	18,000,000	18,000,000
Total Investments (cost $1,569,930,244)			**99.3%**	**1,569,930,244**
Cash and Receivables (Net)			**.7%**	**10,402,772**
Net Assets			**100.0%**	**1,580,333,016**

a   *Securities payable on demand. Variable interest rate—subject to periodic change.*

b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $381,511,862 or 24.1% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	90.2
AAA,AA,Ac		Aaa,Aa,Ac		AAA,AA,Ac	4.8
Not Rated d		Not Rated d		Not Rated d	5.0
					100.0

†   *Based on total investments.*
c   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
d   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,569,930,244	1,569,930,244
Cash		1,422,595
Interest receivable		10,209,332
Prepaid expenses		109,284
		1,581,671,455
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		1,263,049
Payable for shares of Common Stock redeemed		41,483
Accrued expenses		33,907
		1,338,439
Net Assets ($)		**1,580,333,016**
Composition of Net Assets ($):		
Paid-in capital		1,580,256,678
Accumulated net realized gain (loss) on investments		76,338
Net Assets ($)		**1,580,333,016**

Net Asset Value Per Share

	Class A	Class B	E*TRADE Class
Net Assets ($)	134,958,391	610,765,637	834,608,988
Shares Outstanding	135,231,925	610,733,760	834,575,061
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**27,124,249**
Expenses:	
Management fee–Note 2(a)	4,162,139
Shareholder servicing costs–Note 2(c)	2,316,927
Distribution and prospectus fees–Note 2(b)	1,556,928
Registration fees	69,671
Custodian fees	44,548
Professional fees	32,410
Shareholders' reports	32,141
Directors' fees and expenses–Note 2(d)	17,784
Miscellaneous	24,334
Total Expenses	**8,256,882**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(249,325)
Less-reduction in custody fees due to earnings credits–Note 1(b)	(34,530)
Net Expenses	**7,973,027**
Investment Income–Net	**19,151,222**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**54,622**
Net Increase in Net Assets Resulting from Operations	**19,205,844**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Operations ($):		
Investment income−net	19,151,222	20,170,631
Net realized gain (loss) on investments	54,622	18,408
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,205,844**	**20,189,039**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(2,043,017)	(2,879,067)
Class B shares	(7,458,661)	(8,925,587)
Class X shares	−	(942)
E*TRADE Class	(9,649,544)	(8,365,035)
Total Dividends	**(19,151,222)**	**(20,170,631)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	476,755,107	858,826,952
Class B shares	1,189,212,962	2,231,706,232
E*TRADE Class	232,011,096	1,102,729,928
Dividends reinvested:		
Class A shares	1,985,042	2,762,600
Class B shares	7,435,059	8,889,022
Class X shares	−	822
E*TRADE Class	9,649,544	8,365,007
Cost of shares redeemed:		
Class A shares	(479,999,053)	(934,558,982)
Class B shares	(1,253,659,523)	(2,116,924,903)
Class X shares	−	(210,570)
E*TRADE Class	(208,246,260)	(309,934,254)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(24,856,026)**	**851,651,854**
Total Increase (Decrease) in Net Assets	**(24,801,404)**	**851,670,262**
Net Assets ($):		
Beginning of Period	1,605,134,420	753,464,158
End of Period	**1,580,333,016**	**1,605,134,420**
Undistributed investment income−net	−	3,302

[a] Class X shares were terminated on May 13, 2005.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended May 31, 2006 | Year Ended November 30, | | | | |
Class A Shares	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.013	.017	.006	.006	.010	.026
Distributions:						
Dividends from investment income−net	(.013)	(.017)	(.006)	(.006)	(.010)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.69[a]	1.76	.64	.58	1.02	2.59
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[a]	.61	.60	.58	.57	.57
Ratio of net expenses to average net assets	.58[a]	.61	.60	.58	.57	.57
Ratio of net investment income to average net assets	2.67[a]	1.70	.63	.59	1.02	2.50
Net Assets, end of period ($ X 1,000)	134,958	136,209	209,176	239,203	309,159	285,966

[a] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	2005	2004	2003	2002	2001
		Year Ended November 30,				
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.011	.014	.002	.002	.006	.021
Distributions:						
Dividends from investment income−net	(.011)	(.014)	(.002)	(.002)	(.006)	(.021)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.29[a]	1.38	.25	.20	.59	2.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03[a]	1.05	1.05	1.04	1.04	1.04
Ratio of net expenses to average net assets	1.00[a]	.99	.99	.96	1.00	.98
Ratio of net investment income to average net assets	2.26[a]	1.39	.24	.20	.59	2.12
Net Assets, end of period ($ X 1,000)	610,766	667,757	544,079	584,839	561,088	447,614

[a]   Annualized.
See notes to financial statements.

E*Trade Class Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income−net	.011	.011
Distributions:		
Dividends from investment income−net	(.011)	(.011)
Net asset value, end of period	1.00	1.00
Total Return (%)[b]	2.29	1.60
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[b]	1.03	1.06
Ratio of net expenses to average net assets[b]	1.00	1.00
Ratio of net investment income to average net assets[b]	2.27	1.60
Net Assets, end of period ($ X 1,000)	834,609	801,168

[a] *From March 22, 2005 (commencement of initial offering) to November 30, 2005.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 20.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue three classes of shares: Class A (15 billion shares authorized), Class B (1.5 billion shares authorized) and E*TRADEClass shares (4 billion shares authorized). Class A shares, Class B shares and E*TRADE Class shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and E*TRADE Class shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and E*TRADE Class shares are subject to a Shareholder Services Plan. In addition, Class B and E*TRADE Class shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares, respectively. During the period ended May 31, 2006, sub-accounting service fees amounted to $165,117 for Class B and $212,778 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments`are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B and E*TRADE Class shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B and E*TRADE Class shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B and E*TRADE Class shares. During the period ended May 31, 2006, Class B and E*TRADE Class shares were charged $680,270 and $876,658, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, Class A shares were charged $30,272 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and E*TRADE Class ("Shareholder Services Plan") Class B and E*TRADE Class shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2005 through May 31, 2006 for Class B and for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares of the fund, if the aggregate expenses of Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each such class. Such expense limitations are voluntary, temporary and may be terminated at anytime. During the period ended May 31, 2006, Class B and E*TRADE Class shares were charged $825,587 and $1,063,889, respectively, of which $108,666 and $140,659, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $12,787 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $672,451, Rule 12b-1 distribution plan fees $246,596, shareholder services plan fees $369,893, chief compliance officer fees $1,605 and transfer agency per account fees $3,229, which are offset against an expense reimbursement currently in effect in the amount of $30,725.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

**General Municipal
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0918SA0506